UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2003 (1)	File No.: 0-11378
TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F
Form 20F	[ X ]	Form 40F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 -
_____________
.

FORM 6K	Page 2

Submitted herewith:

Material Change Form 27Report dated March 10, 2003 – Press Release dated March 10, 2003 - TransGlobe Energy Corporation announced 2002 Year End andFourth Quarter Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date:	March 10, 2003	By:/s/ David C. Ferguson

David C. Ferguson
Vice President, Finance & CFO

MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898
2.	Date of Material Change: March 10, 2003
3.
News Release

A press release dated March 10, 2003, disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on March 10, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchange on which the securities of the Company are listed and posted for trading in the normal course of its dissemination.

4.
Summary of Material Change:

On March 10, 2003, TransGlobe announced its financial and operating results for the three and twelve month periods ended December 31, 2002. All dollar values are expressed in United States dollars unless otherwise stated. Per barrel of oil equivalent ("Boe") amounts have been calculated using a conversion of 6,000 cubic feet of natural gas to one barrel of oil.

2000 Highlights:

Cash flow increased 66% to $9,709,852
Net income increased to 77% to $5,426,389
Production increased 27% to 1,732 Boed
Proven reserves increased 33% to 2,347,000 Boe
Working capital of $4,748,933 with no debt
5.	Full Description of Material Change: See the attached press release.
6.	Reliance on Confidentiality Provisions: Not Applicable
7.	Omitted Information: Not Applicable G:\054925\0004\Material Change Report (March 10 2003 Financial Results).doc

8.
Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED March 10, 2003, at the City of Calgary, in the Province of Alberta.

/s/ Ross Clarkson
Ross Clarkson
President and Chief Executive Officer

NEWS RELEASE

FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES 2002 YEAR END AND FOURTH QUARTER RESULTS

Monday, March 10, 2003, Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX, symbol “TGL”; OTC-BB symbol “TGLEF”) is pleased to announce its financial and operating results for the three and twelve month periods ended December 31, 2002. All dollar values are expressed in United States dollars unless otherwise stated. Per barrel of oil equivalent (“Boe”) amounts have been calculated using a conversion of 6,000 cubic feet of natural gas to one barrel of oil.

2002 HIGHLIGHTS:

  Cash flow increased 66% to $9,709,852
  Net income increased 77% to $5,426,389
  Production increased 27% to 1,732 Boed
  Proven reserves increased 33% to 2,347,000 Boe
  Working capital of $4,748,933 with no debt

  FINANCIAL AND OPERATING UPDATE

  Production

  In the Republic of Yemen, production increased 37% from an average of 1,131 Bopd in 2001, to an average of 1,545 Bopd in 2002, with an exit rate of 1,996 Bopd for the month of December 2002. Production from the Tasour field was restricted to 16,000 Bopd (2,210 Bopd to TransGlobe) during January and February 2003 due to limited export pump capacity. The expansion of export pumping capacity at the Tasour production facility was completed in February 2003. It is expected that production will exceed 20,000 Bopd (2,762 Bopd to TransGlobe) in March as shut in wells are returned to production. Production increases in 2002 are primarily attributed to the field extension and to the new pool discovery drilled at Tasour #7 in September 2002. The field extension was successfully appraised at Tasour #8 in January 2003. It is anticipated that another development well will be drilled at Tasour #9 in April 2003.

  In Canada, production declined 21% from an average of 238 Boepd in 2001 to 187 Boepd in 2002 with an exit rate of 184 Boepd for the month of December 2002. The production decline is attributed to natural declines, to the divestiture of minor properties and to shut in production due to low gas prices. To ensure continuous production during the traditionally weaker summer market, the Company has entered into a fixed price natural gas sales contract for 500 GJ/day (approximately 500 Mcfd, or less than 50% of current production) at a price of Cdn$7.65/GJ for the period March 1, 2003 to November 1, 2003. Canadian production increased to 250 Boepd during February 2003 and is expected to reach 300 Boepd by the second quarter of 2003.

  TransGlobe’s consolidated production increased 27% from an average 1,369 Boepd for 2001 to an average 1,732 Boepd for 2002. During February 2003 consolidated production averaged 2,700 Boepd, a new record.

  Operating Results

  Net income for the year 2002 was $5,426,389 ($0.11 per share basic and $0.10 per share diluted) compared to a net income of $3,062,237 in 2001. Cash flow from operations was $9,709,852 ($0.19 per share, basic and diluted) in 2002 compared to $5,840,455 in 2001. The increases in net income and in cash flow in 2002 are due mainly to increased production (27%) and to increased net backs (29%) resulting from increased commodity prices and from cost oil sharing adjustments with partners in the Republic of Yemen.

  Revenue net of royalties was $13,254,105 for the year 2002, compared to $8,554,085 for the year 2001, reflecting increased production volumes, increased commodity prices. In the Republic of Yemen, cost oil adjustments increased revenue net of royalties in the amount of $1,496,241 during the fourth quarter of 2002. In 2002, revenues net of royalties were $12,238,711 and $1,015,394 from Yemen and Canada respectively. In 2001, revenues net of royalties amounted to $7,000,676 in Yemen, $1,553,409 in Canada. Revenue in Canada decreased due to a 21% decrease in production and to a 21% decrease in commodity prices. Gas prices averaged $2.77 per Mcf in Canada in 2002 and $3.68 per Mcf in 2001. Oil and liquid prices in Canada averaged $20.48 per barrel in 2002 ($21.57 per barrel in 2001). The average oil price for the Company’s production in Yemen for the year 2002 was $25.18 per barrel ($22.14 per barrel in 2001).

  The Block 32 PSA allows for the recovery of historical costs out of production. TransGlobe’s share of historical cost pools varies between 8.9% and 56% due to acquisitions and the original farm-in by TransGlobe in 1997. During the fourth quarter of 2002 TransGlobe recovered its higher percentage cost pools from the 1997 farm-in period. It is anticipated that the balance of the historical cost pools will be recovered during 2003. TransGlobe has a lower working interest share of the pre-1997 cost pools which will reduce the cost oil received by the Company from 13.81087% to approximately 8.9% until the historical costs are recovered (estimated second quarter of 2003). With full recovery of historical cost pools in 2003, the Block 32 Joint Venture Group’s total share of oil will reduce from 71.1% to an estimated 40%-50% of production, depending upon gross revenue, operating costs and future eligible capital expenditures.

  Operating costs of $1,843,273 ($2.92 per Boe) in 2002 compared to $1,540,369 ($3.08 per Boe) in 2001. The total operating cost increase is a direct result of increased production volumes. Operating costs averaged $2.47 and $6.61 per Boe in the year 2002 in Yemen and Canada respectively. The higher operating costs per Boe in Canada in 2002 reflect third party processing, transportation and compression fees. The overall reduction of operating costs on a Boe basis is a reflection of distributing fixed operating costs in the Republic of Yemen over increased volumes.

  The netback (oil and gas revenues net of royalties and operating expenses) was $18.05 per Boe during 2002. The comparable figure for 2001 was $14.04 per Boe. The increase in netbacks between years is due mainly to an increase in oil prices during the year and to cost oil adjustments in the Republic of Yemen.

  General and administrative expense was $820,691 ($1.30 per Boe) for the year 2002 as compared to $570,609 ($1.14 per Boe) in the comparable period in 2001. The increase is due to increases in salaries, consulting costs, office rent, insurance and professional services.

  Depletion and depreciation was $4,277,000 in 2002 compared to $2,762,000 in the same period in 2001. The increase is attributable to the inclusion of additional costs in the depletable base in the Republic of Yemen. In Yemen, unproven properties in the amount of $7,184,372 were excluded from costs subject to depletion and depreciation. This amount represents a portion of the costs incurred on Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined.

  Current income tax expense in the amount of $986,862 in 2002 represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement on Block 32 compared to $634,716 in the same period in 2001. The increase is due to increased revenues from Block 32 in the Republic of Yemen. Future income tax recovery of $67,168 is a result of offsetting unrecorded future tax benefits against the future tax effect of tax renunciations to flow through shareholders.

  Capital Expenditures

  Capital expenditures were $5,435,398 and $1,041,146 in Yemen and Canada respectively in 2002. Expenditures in Yemen on Block 32 were predominantly for a three well drilling program, a facility expansion, a water disposal well, and for various well workovers. On Block S-1, costs were mainly for a three well drilling program, contractual government payments, pre-drilling inventory and capitalized general and administrative overhead from the operator and TransGlobe. Canadian capital expenditures in 2002 relate to the drilling of three wells, several mineral lease acquisitions and pipeline tie-in costs.

  Liquidity and Capital Resources

  Funding for the Company’s capital expenditures in 2002 was provided by cash flow from operations and from working capital.

  At December 31, 2002 the Company had working capital of $4,748,933, nil debt and a revolving credit facility of Cdn$2,500,000 and an acquisition/development credit facility of Cdn$2,000,000.

  The Company expects to fund its 2003 exploration and development program (budgeted at $10.0 million firm and contingent) through use of working capital, cash flow, and debt as required.

  Outlook

  To position TransGlobe for another year of strong growth in 2003, an aggressive drilling program is planned for the Republic of Yemen and Canada. The 2003 Yemen drilling program will be the most active in the Company’s history. Four wells have been drilled to date, resulting in one oil well, one gas/condensate well, one dry hole and one well testing at the time of this report. An additional three to five wells are planned for the balance of the year. The 2003 capital budget for Canada was expanded to focus on natural gas prospects. Four to eight wells are planned in central Alberta during the second and third quarters of 2003.

  Consolidated Statements of Income and Deficit
  (Expressed in U.S. Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2002	2001

REVENUE
Oil and gas sales, net of royalties	$13,254,105	$8,554,085
Other income	42,108	16,470

	13,296,213	8,570,555

EXPENSES
Operating	1,843,273	1,540,369
General and administrative	820,691	570,609
Foreign exchange (gain) loss	(6,988)	(3,800)
Interest	16,154	4,424
Depletion and depreciation	4,277,000	2,762,000

	6,950,130	4,873,602

Net income before income taxes	6,346,083	3,696,953

Income taxes
- future	(67,168)	-
- current	986,862	634,716

	919,694	634,716

NET INCOME	5,426,389	3,062,237

Deficit, beginning of year	(17,724,698)	(20,786,935)

Deficit, end of year	$(12,298,309)	$(17,724,698)

Net income per share
Basic	$0.11	$0.06
Diluted	$0.10	$0.06

  Consolidated Balance Sheets
  (Expressed in U.S. Dollars)

	December 31, 2002	December 31, 2001

ASSETS
Current
Cash	$2,595,170	$1,174,846
Accounts receivable	2,984,000	975,773
Prepaid expenses	88,837	60,687

	5,668,007	2,211,306

Capital assets
Canada	3,651,305	3,044,746
Republic of Yemen	15,066,835	13,591,437

	18,718,140	16,636,183

	$24,386,147	$18,847,489

LIABILITIES
Current
Accounts payable and accrued liabilities	$919,074	$828,959

Provision for site restoration and abandonment	122,209	106,209

	1,041,283	935,168

SHAREHOLDERS’ EQUITY
Share capital	35,643,173	35,637,019
Deficit	(12,298,309)	(17,724,698)

	23,344,864	17,912,321

	$24,386,147	$18,847,489

  Consolidated Statements of Cash Flows
  (Expressed in U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2002	December 31, 2001

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$5,426,389	$3,062,237
Adjustments for:
Depletion and depreciation	4,277,000	2,762,000
Performance bonus expense paid in shares	73,631	16,218
Future income taxes	(67,168)	-

Cash flow from operations	9,709,852	5,840,455

Changes in non-cash working capital	(2,478,700)	621,196

	7,231,152	6,461,651

FINANCING
Issue of share capital	(308)	210,797
Issuance (repayment) of long-term debt	-	(77,634)

	(308)	133,163

INVESTING
Purchase of capital assets
Yemen	(5,435,398)	(3,406,363)
Canada	(1,041,146)	(1,375,888)
Proceeds on disposal of oil and gas properties	133,587	-
Changes in non-cash working capital	532,437	(702,631)

	(5,810,520)	(5,484,882)

NET INCREASE IN CASH	1,420,324	1,109,932

CASH, BEGINNING OF YEAR	1,174,846	64,914

CASH, END OF YEAR	$2,595,170	$1,174,846

Cash flow from operations per share
Basic	$0.19	$0.12
Diluted	$0.19	$0.11

  The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	2900, 330 - 5th Avenue, S.W., Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com